UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

GOLD TORRENT, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

38075A107

(CUSIP Number)

Fuse Capital, LLC

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 31, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

CUSIP No. 560690208	13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

Mark Burnett
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
(a) [ ]
(b) [ ] Reporting person is affiliated with other persons
3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

		0
NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY		2,194,461 (1)
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH		0
	10	SHARED DISPOSITIVE POWER

		2,194,461 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,194,461
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

26.5% (based on 8,288,602 shares issued and outstanding as of November 13, 2015)
14	TYPE OF REPORTING PERSON

IN

(1)	Represents shares held by Fuse Capital, LLC, a New York limited liability company, of which Mr. Burnett is the sole member and managing member, and over which he has sole voting and dispositive power.

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CUSIP No. 560690208	13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

Fuse Capital, LLC
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
(a) [ ]
(b) [ ] Reporting person is affiliated with other persons
3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

	7	SOLE VOTING POWER

		0
NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY		2,194,461
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH		0
	10	SHARED DISPOSITIVE POWER

		2,194,461

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

26.5% (based on 8,288,602 shares issued and outstanding as of October 20, 2015)
14	TYPE OF REPORTING PERSON

OO

(1)	Mark Burnett is the sole member of Fuse Capital, LLC, and in this capacity he holds sole voting and dispositive power over the securities held by the company.

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Item 1. Security and Issuer

The title and class of equity securities to which this Schedule 13D relates is Common Stock, par value $0.001 per share (“Common Stock”), of Gold Torrent, Inc., a Nevada corporation (the “Company”). The address of the principal executive offices of the Company is 960 Broadway Avenue, Suite 160, Boise, Idaho 83707.

Item 2. Identity and Background

(a) This statement is being filed by Mark Burnett and Fuse Capital, LLC (together, the “Reporting Persons”).

(b) The Reporting Persons’ business address is 40 Hemlock Drive, Roslyn, NY 11576.

(c) Mark Burnett is the sole member and the managing member of Fuse Capital, LLC, whose principal business address is 40 Hemlock Drive, Roslyn, NY 11576. Fuse Capital, LLC specializes in long and short-term financing for small and medium-sized companies.

(d) During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) United States/New York

Item 3. Source and Amount of Funds or Other Considerations

All shares were purchased with the Reporting Persons’ personal funds or working capital.

Item 4. Purpose of Transaction

All of the Company’s securities owned by the Reporting Persons have been acquired for investment purposes only. Except as set forth above, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions required to be described in subsections (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time, review or reconsider their positions with respect to the Company and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

Item 5. Interest in Securities of the Issuer

(a)	Mark Burnett beneficially owns, together with Fuse Capital, LLC, an aggregate of 2,194,461 shares of Common Stock, or 26.5% of the Company’s issued and outstanding shares of Common Stock (based on 8,288,602 shares outstanding as of November 13, 2015). All shares are directly held by Fuse Capital, LLC.

Mr. Burnett is the sole member and the managing member of Fuse Capital, LLC, and in such capacity he has voting and dispositive power over the securities held by the company.

(b)	Mr. Burnett may be deemed to hold shared voting and dispositive power over 2,194,461 shares of Common Stock.

Fuse Capital, LLC, may be deemed to hold shared voting and dispositive power over 2,194,461 shares of Common Stock.

(c)	Except as otherwise described herein, the Reporting Persons have not effected any transactions with respect to the Common Stock in the past sixty days.

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(d)	To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the 2,194,461 shares of common stock reported in Item 5(a).

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities.

Item 7. Material to Be Filed as Exhibits

Exhibit Number	Description

99.1	Joint Filing Agreement between Mark Burnett and Fuse Capital, LLC.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:

December 7, 2015	By:	/s/ Mark Burnett
Mark Burnett

Dated:	FUSE CAPITAL, LLC

December 7, 2015	By:	/s/ Mark Burnett
Mark Burnett, Managing Member

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EXHIBIT INDEX

Exhibit Number	Description

99.1	Joint Filing Agreement between Mark Burnett and Fuse Capital, LLC.

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